

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 3010

December 22, 2009

Fred J. Kleisner
Chief Executive Officer
Morgans Hotel Group Co.
475 Tenth Avenue
New York, New York 10018

> **Re: Morgans Hotel Group Co.
> Schedule 14A
> Filed December 11, 2009
> File No. 001-33738**

Dear Mr. Kleisner:

We have conducted a limited review of your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal 2: Approval of the Amendment to the Amended and Restated 2007 Omnibus Incentive Plan to Increase the Number of Shares Reserved for Issuance Thereunder, page 13

1. Proposal 2 asks that your stockholders approve an amendment to the Amended and Restated 2007 Omnibus Incentive Plan to increase the number of shares reserved for issuance thereunder by 3,000,000 shares. As such, this proposal

requires disclosure under Item 8 of Schedule 14A of certain executive
compensation and corporate governance information required by Item 402 of
Regulation S-K and paragraphs (e)(4) and (e)(5) of Item 407 of Regulation S-K
which can not be incorporated by reference. Please revise your proxy statement
to include this information.

As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in
  the filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing;
  and

- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of
  the United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3233 with any questions.

Sincerely,

Tom Kluck
Branch Chief

cc: Robert Downes